Exhibit 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

FLIR Systems, Inc. (“we,” “our,” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, $0.01 par value per share (the “Common Stock”).

DESCRIPTION OF COMMON STOCK
The general terms and provisions of our Common Stock are summarized below. This summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, our Second Restated Articles of Incorporation, as amended (our “Articles of Incorporation”), our Fourth Restated Bylaws, as amended (our “Bylaws”), and the applicable provisions of the Oregon Business Corporation Act (the “OBCA”). We encourage you to read our Articles of Incorporation and Bylaws, which are filed as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part, and the applicable provisions of the OBCA for additional information.

Authorized Shares
Under our Articles of Incorporation, we have the authority to issue 500,000,000 shares of Common Stock.

Voting Rights
Each holder of shares of our Common Stock is entitled to one vote for each share owned of record on all matters submitted to a vote of shareholders. Except as noted below and in the Articles of Incorporation, the vote of shareholders required to decide any question brought before a shareholder meeting at which a quorum is present is a majority of the outstanding shares present in person or represented by proxy at that meeting and entitled to vote on the question subject to the shareholder vote. In a contested election of directors, which is an election in which there are more nominees for election than board positions to be filled, directors are elected by the vote of a plurality of the outstanding shares present in person or represented by proxy at that meeting and entitled to vote on the election of directors. Our shareholders do not have cumulative voting rights as to the election of directors.

Dividend Rights
Subject to the preferential rights of any holders of any series of our preferred stock that may be issued in the future, the holders of the Common Stock are entitled to such dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by our board of directors from legally available funds.

Liquidation Rights
Upon our liquidation (voluntary or otherwise), dissolution or winding-up and after payment of all prior claims against our assets and our outstanding obligations and subject to the preferential rights of holders of any series of our preferred stock that may be issued in the future, the holders of the Common Stock will be entitled to receive a distribution specified in the Articles of Incorporation (the “Common Adjustment”). Following the payment of the full amount of the liquidation preferences of any series of preferred stock and the Common Adjustment in respect of all outstanding shares of preferred stock and Common Stock, respectively, holders of preferred stock and holders of shares of Common Stock shall receive their ratable and proportionate share of the remaining assets of the Company to be distributed in the ratio of 100 to 1 with respect to such preferred stock and Common Stock, on a per share basis, respectively.

Other Matters
All issued and outstanding shares of our Common Stock are fully paid and nonassessable, which means the holders of the outstanding shares of the Common Stock may not be required to contribute additional amounts of capital or pay additional amounts with respect to such shares of the Common Stock to the Company or be liable for any obligations or liabilities of the Company that the Company may fail to discharge. A share of the Common Stock is fully paid and nonassessable if such share has been issued for consideration legally permissible under the OBCA and the board of directors has determined that the consideration received or to be received for shares to be issued is adequate. The holders of our Common Stock are not entitled to any preemptive or other first right to acquire any treasury shares or any additional issue of shares of stock or other securities of the Company. The shares of the Common Stock are not subject to conversion or redemption by the Company, and the holders of shares of the Common Stock do not have any right or option to convert such shares into any other security or property of the Company or to cause the Company to redeem such shares of the Common Stock. There are no sinking fund provisions applicable to the Common Stock.

Certain Anti-Takeover Effects
Certain provisions of the OBCA and of our Articles of Incorporation and Bylaws could have certain anti-takeover effects and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, as discussed below:

Authorized but Unissued Shares. Subject to the requirements of The NASDAQ Stock Market LLC and other applicable law, our authorized but unissued shares of Common Stock may be available for future issuance without shareholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock could render more difficult or discourage an attempt to obtain control of us by means of a tender offer, takeover attempt or otherwise.

Undesignated Preferred Stock. Our Articles of Incorporation provides that our board of directors may issue up to 10,000,000 shares of preferred stock and fix the designations, powers, preferences and rights related to that preferred stock. Preferred stock could be issued by our board of directors to increase the number of outstanding shares, making a takeover more difficult and expensive.

Advance Notice Requirements. Our Bylaws establish an advance notice procedure for shareholders seeking to nominate candidates for election to the board of directors or for proposing matters which can be acted upon at shareholders’ meetings.

Special Meetings of Shareholders. Our Bylaws provide that special meetings of shareholders may be called by our president or by our board of directors and shall be called by the president at the request of the holders of not less than one-tenth of all our outstanding shares of Common Stock entitled to vote at the meeting (subject to the procedures and other requirements set forth in our Bylaws).

No Shareholder Action by Written Consent. Under the OBCA, action required or permitted to be taken at a meeting of shareholders may be taken by action without a meeting if the action is taken by all of the shareholders entitled to vote on the action. The OBCA also provides that a corporation’s articles of incorporation may provide that action without a meeting may be taken by shareholders having not less than the minimum number of votes that would be needed to take the action if a meeting were held; however, our Articles of Incorporation do not provide for action by less than unanimous written consent.

Proxy Access. Our Bylaws contain provisions which provide that a shareholder, or group of up to 20 shareholders, that has owned continuously for at least three years shares of Common Stock representing an aggregate of at least 3% of the Company’s outstanding shares of Common Stock, may nominate and include in the Company’s proxy materials director nominees constituting up to 25% of the Board, provided that the eligible shareholder(s) and nominee(s) satisfy other applicable requirements of the Bylaws.

No Cumulative Voting or Classified Board. Our Articles of Incorporation and Bylaws do not provide for cumulative voting on the election of directors and we currently do not have a classified board of directors.
Oregon Takeover Statutes.

•
Hostile Takeovers. Under the Oregon Control Share Act (the “OCSA”), a person who acquires “control shares” acquires the voting rights with respect to the control shares only to the extent granted by a majority of the preexisting, disinterested shareholders of the corporation. “Control shares” are shares acquired in an acquisition that would, when added to all other shares held by the acquiring person, bring such person’s total voting power

(but for the OCSA) to or above any of three threshold levels: 20%, 331/3% or 50% of the total outstanding voting stock. A “control share acquisition” is an acquisition of ownership or the power to direct voting of control shares. Control shares acquired within 90 days of, and control shares acquired pursuant to a plan to make a control share acquisition, are considered to have been acquired in the same transaction. The provisions of the OCSA apply equally to transactions approved or opposed by the corporation’s board of directors. Shares are not deemed to be acquired in a control share acquisition if, among other things, they are acquired from the issuing corporation, or are issued pursuant to a plan of merger or exchange effected in compliance with the OBCA and the issuing corporation is a party to the merger or exchange agreement.We have opted out of the coverage of the OCSA.

•
Interested Shareholder Transactions. The OBCA, in specified circumstances, prohibits a person who is an “interested shareholder” (defined generally as a person with 15% or more of a corporation’s outstanding voting stock) of a corporation listed on a national securities exchange from engaging in a “business combination” (defined generally as a merger, consolidation, or other transaction, including a sale, lease, or other disposition of assets with an aggregate market value equal to 10% or more of the aggregate market value of the corporation) with the corporation for a three-year period following the time the shareholder became an “interested shareholder”. In addition, a corporation’s articles of incorporation or bylaws may exclude a corporation from these restrictions. We have not elected to opt out of these business combination provisions of the OBCA.

•
Board of Directors’ Criteria for Evaluating Business Combinations. Under the OBCA, members of the board of directors of a corporation are authorized to consider certain factors in determining the best interests of the corporation when evaluating any (i) offer of another party to make a tender or exchange offer, (ii) merger or consolidation proposal, or (iii) offer of another party to purchase or otherwise acquire all or substantially all of the assets of the corporation. These factors include the social, legal and economic effects on employees, customers and suppliers of the corporation and on the communities and geographical areas in which the corporation and its subsidiaries operate, the economy of the state and the nation, the long-term and short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation, and other relevant factors.

Listing
Our Common Stock is traded on the NASDAQ Global Select Market under the trading symbol “FLIR.”
Transfer Agent
Our transfer Agent and registrar is Computershare.